UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 26, 2010

Action Industries, Inc.
 (Exact name of registrant as specified in its charter)

Nevada	000-52455	11-3699388
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province, China
(Address of principal executive offices) (Zip Code)

+86-0319-686-1111
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

ACTION INDUSTRIES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

ACTION INDUSTRIES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF ACTION INDUSTRIES, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about March 31, 2010, to the holders of common stock, par value $0.001 per share, of Action Industries, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On March 26, 2010, the Company entered into and closed a Share Exchange Agreement (the “Share Exchange Agreement”) with Kalington Limited, a Hong Kong limited company (“Kalington”), its shareholders (the “Kalington Shareholders”), Goodwin Ventures, Inc., and Xingtai Longhai Wire Co., Ltd., a People’s Republic of China (“PRC”) limited company (“Longhai”).  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Kalington from the Kalington Shareholders and the Kalington Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the Kalington Shareholders, their designees or assigns, 10,000 shares of our Series A Convertible Preferred Stock, which constituted 98.5% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Kalington became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on March 26, 2010, Inna Sheveleva, our former Secretary and current Director, submitted a resignation letter pursuant to which she resigned from all offices that she held effective immediately and from her  position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on March 25, 2010 increased the size of the Board to three directors and appointed Chaojun Wang (Chairman), Jing Shen and Chaoshui Wang to fill the vacancies created by such resignation and increase, which appointments will become effective upon the effectiveness of the resignation of Inna Sheveleva  on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on March 26, 2010, the Company had 100,000,000 authorized shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  Upon the closing of the Share Exchange 18,750,000 shares of common stock were issued and outstanding and 10,000 shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  Shares of Series A Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 985 shares of common stock immediately subsequent to the effectiveness of a planned 1-for-125 reverse split of our outstanding common stock (the “Reverse Split”), which we expect to become effective in or about April 2010.  Upon the Reverse Split the 10,000 outstanding shares of Series A Preferred Stock will automatically convert into 9,850,000 shares of common stock, which will constitute 98.5% of the outstanding common stock of Action Industries subsequent to the Reverse Split. Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-125 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any stockholder vote, such shares, voting in aggregate, would vote a total of 12,312,500 voting shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of March 26, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, No. 1 Jingguang Road, Neiqiu County, Xingtai City, Hebei Province, China. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of March 26, 2010 based upon (i) 18,750,000 shares of common stock outstanding and (ii) 10,000 shares of Series A Preferred Stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent Series A Preferred Stock	Percent Common Stock	Percent of Combined Voting Power of Common Stock and Series A Preferred Stock (1)

		Officers and Directors
Chaojun Wang	Chief Executive Officer	Series A Convertible Preferred Stock	5,178	(2)	51.8%	-	51.0%

Joseph Meuse 360 Main Street PO Box 393 Washington, Virginia 22747	Former President	Series A Convertible Preferred Stock	369	(3)	3.7%	-	3.6%

Inna Sheveleva 4055 Wetzel Road Liverpool, NY 13088	Director	Common Stock	450,000		-	2.4%	*

All officers and directors as a group (2 persons named above)		Series A Convertible Preferred Stock Common Stock	5,178 450,000		51.8%	2.4%	51.0%

		5% Security Holders

Merry Success Limited (4) P.O Box 957 Offshore Incorporation Centre, Road Town, Tortola British Virgin Islands		Series A Convertible Preferred Stock	5,178		51.8%	-	51.0%

Xingfang Zhang (5) Zheng No.15, No.33 North Xinhua Road, Qiaodong District, Xingtai, Hebei Province, China		Series A Convertible Preferred Stock	2,945		29.5%	-	29.0%

* Less than 1%
- N/A
(1) Common Stock shares have one vote per share.  Shares of Series A Convertible Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 985 shares of common stock upon the effectiveness of a planned 1-for-125 reverse split of our outstanding common stock.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock based on an assumed post 1-for-125 reverse split basis.

(2) Based on an option to purchase all of the shares of Merry Success Limited, a British Virgin Islands limited company, which owns 5,178 shares of Series A Convertible Preferred.  Chaojun Wang also serves as Chief Executive Officer and Director of Merry Success Limited.

(3) Such shares are owned by Belmont Partners, LLC, of which Mr. Meuse is a managing director.

(4) Jinhai Guo is the sole owner of Merry Success Limited, and has granted Chaojun Wang an option to purchase the entire ownership interest.

(5) Xingfang Zhang is the nephew of Chaojun Wang, our Chief Executive Officer and beneficially controlling shareholder.

CHANGES IN CONTROL

On March 26, 2010, the Company entered into the Share Exchange Agreement with Kalington, the Kalington Shareholders, Goodwin Ventures, Inc. and Longhai.  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares of Kalington from the Kalington Shareholders (the “Interests”); and the Kalington Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the Kalington Shareholders, their designees or assigns, 10,000 shares of our Series A Preferred Stock, which constituted 98.5% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.  Therefore, Kalington became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on March 26, 2010, Inna Sheveleva, our former Secretary and current Director, submitted a resignation letter pursuant to which she resigned from all offices that she held effective immediately and from her position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on March 25, 2010 increased the size of the Board to three directors and appointed Chaojun Wang (Chairman), Jing Shen and Chaoshui Wang to fill the vacancies created by such resignation and such increase, which appointments will become effective upon the effectiveness of the resignation of Inna Sheveleva on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of one director, Inna Sheveleva  (the “Current Director”).  The Current Director has submitted a letter of resignation and Chaojun Wang (Chairman), Jing Shen and Chaoshui Wang have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On March 26, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Chaojun Wang (1)	55	Director and Chief Executive Officer
Heyin Lv	37	Chief Financial Officer
Chaohong Wang	44	Sales Manager
Dongmei Pan	48	Chief Technology Officer
Jing Shen (1)	39	Director
Chaoshui Wang (1)	45	Director
Inna Sheveleva (2)	62	Director

(1)   Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Chaojun Wang   Mr. Wang has served as Longhai’s Chief Executive Officer since it was established in 2008 and our Chief Executive Officer since March 26, 2010.  Mr. Wang graduated from the Shijiazhuang Railway College with a bachelor’s degree in enterprise management. Previous work experience includes: deputy manager and manager of the supply department of the Xingtai Jian’an Company from 1976-1984; Vice-manager of Xingtai Jian’an Metallurgy Group from 1985-1999, and Chairman of the Longhai Steel Group since 1999.

Heyin Lv   Mr. Lv has served as Longhai’s Chief Financial Officer since its inception in October 2008 and our Chief Financial Officer since March 26, 2010.  Mr. Lv graduated with a bachelor’s degree majoring in Finance. Previous work experience includes, Finance Manager of Xingtai Century Automobile Trade Co. Ltd from 2001 to 2005, Finance Manager of Hebei Xingda Group in 2006, Audit Project Manager of Xingtai Zhengda Accounting Firm from 2007 to 2008, Liaison Officer of listing department of the Longhai Steel Group in 2008.  Mr. Lv has over 16 years of financial experience in trade and accounting industry and he is Chinese certified public accountant.

Chaohong Wang   Mr. Wang has served as Longhai’s Sales Manager since October 2008 and our Sales Manager since March 26, 2010.  Prior to becoming Sales Manager at Longhai, Mr. Wang worked as Supply Manager at the Longhai Steel Group since 2003.

Dongmei Pan   Ms. Pan has served as Longhai’s Chief Technology Officer since its inception in October 2008 and our Chief Technology Officer since March 26, 2010.  Ms. Pan graduated from Hebei Polytechnic University with a bachelor’s degree in metal processing. Previous work experience includes: CTO of Xingtai Steel Co Ltd from 1983 to 1995, CTO of Henan Luoherenhe Steel Wire Co Ltd from 1995-1998 and vice-manager and CTO of the Steel Group from 2003 to 2008. She published articles about the steel market and is a certified steel rolling and wire production engineer.

Jing Shen   Mr. Shen has served as a director of Longhai since its inception in October 2008.  Mr. Shen graduated from Wuhan University with a bachelor’s degree. Previous work experience includes: Marketing Director of Sancheng Movie and Sound Electrical Franchise Co from 1998 to 2003, President of Beijing Blue Cat Health Food Ltd from 2003 to 2004, COO of Tsinghua Tongfang Web-Technology Ltd. in 2005, Vice President of www.quanso.net from 2006 to 2007, and Senior Project Manager of Wealth Index Co.  Mr. Shen has over 14 years of management experience.

Chaoshui Wang   Mr. Wang has served as a Board Member of the Longhai Steel group since 2003 and has served as a Board Member of Longhai since its inception in October 2008.

Inna Sheveleva   Ms. Sheveleva has been a Director of Action Industries since 2003 and was the Secretary and Principal Financial Officer of Action Industries from 2003 until the reverse acquisition in March 2010. Ms. Sheveleva attended The College of Arts located in Moscow, Russia where she received a Bachelor of Arts Degree in Drama. She also earned a Masters Degree in Drama in 1982. She co-produced and performed in a children's program that was televised throughout the Soviet Union. Ms. Sheveleva immigrated to the United States and since 1998 she has owned and operated Sheveleva Upholstery and Seamstery, a sole proprietorship.

Family Relationships

Chaojun Wang, Chaohong Wang and Chaoshui Wang are brothers.  There are no other family relationship among any of our other officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2008 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Longhai was established in August 2008 as a result of the separation of Longhai from the Longhai Steel Group at that time.  Prior to its establishment as a stand-alone company, Longhai was a division within the Longhai Steel Group.  The Longhai Steel Group was founded in 2003.  Chaojun Wang, Chief Executive Officer and controlling stockholder of Action Industries, Inc., serves as the Chairman of the Board of Directors and General Manager of Longhai and beneficially owns 80% of the capital stock in Longhai.  Chaojun Wang also owns 80% of the capital stock of and is the chief executive officer of the Longhai Steel Group.

Longhai leased a five-story office space and the building which houses our production facilities from the Longhai Steel Group.  The rent expense for such facilities for the years ended December 31, 2009, 2008 and 2007 was $28,334, $128,604 and $25,447, respectively.

Until 2008, Longhai purchased 100% of its steel billet from the Longhai Steel Group.  Since 2009, Longhai has purchased steel billet from third party vendors.  Steel Billet is the principal raw material used in our production of steel wire.  In 2009, steel billet accounted for more than 95% of our production costs.  We purchase billet from the Longhai Steel Group at an average market price less a small per ton volume discount.  In 2009, 2008 and 2007 we purchased billet from the Longhai Steel Group in the amounts of $0, $488,908,517 and $222,561,569, respectively.  Longhai’s cost of steel billet, its gross margin and net income might have been different if it had purchased raw materials from an independent third party.

In 2009, 2008 and 2007, Longhai purchased production utilities from the Longhai Steel Group in the amounts of $11,661,547, $9,111,397 and $5,409,213, respectively.

In addition, during 2009, 2008 and 2007, Longhai sold to the Longhai Steel Group steel scrape in the amounts of $3,688,573, $5,159,081 and $3,091,358, and steel wire in the amounts of $71,595, $1,604,785 and $0, respectively.

The Company provided financing service to the Longhai Steel Group in the amount of $8,360,120 in 2009.  Longhai offered third party customers sales discounts in return for large customer deposits.  Longhai would then loan the cash deposit to its related party, the Longhai Steel Group.

Prior to the Acquisition of Kalington by the Company, Longhai loaned the Longhai Steel Group amounts of $42,047,673 and $0 at December 31, 2009 and 2008, respectively.  As of the date of this filing, all balances have been repaid and no loans to the Longhai Steel Group are outstanding.

On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Longhai entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Longhai became Kalington Consulting’s contractually controlled affiliate.  The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government.  The VIE Agreements included:

(1)	A Consulting Services Agreement through which Kalington Consulting has the right to advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai;

(2)
an Operating Agreement through which Kalington Consulting has the right to recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai, and guarantee the contractual performance by Longhai of any agreements with third parties, in exchange for a pledge by Longhai of its accounts receivable and assets;

(3)
a Proxy Agreement under which the three owners of Longhai have vested their collective voting control over Longhai to Kalington Consulting and will only transfer their respective equity interests in Longhai to Kalington Consulting or its designee(s);

(4)	an Option Agreement under which the owners of Longhai have granted to Kalington Consulting the irrevocable right and option to acquire all of their equity interests in Longhai; and

(5)
an Equity Pledge Agreement under which the owners of Longhai have pledged all of their rights, titles and interests in Longhai to Kalington Consulting to guarantee Longhai’s performance of its obligations under the Consulting Services Agreement.

Mr. Chaojun Wang, Chief Executive Officer and controlling stockholder of Action Industries, is a director of Kalington, Kalington Consulting and Longhai and a controlling shareholder of Longhai.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Total ($)
Chaojun Wang, Chief Executive Officer	2008	29,411	17,647	(2)	47,058
	2009	29,411	17,647	(2)	47,058
Joseph Meuse, former President	2008	0	0		0
	2009	0	0		0

(1) On March 26, 2010, we acquired Kalington in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Chaojun Wang became our Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Joseph Meuse served as President of Action Industries. The annual, long term and other compensation shown in this table include the amount Mr. Chaojun Wang received from Longhai prior to the consummation of the reverse acquisition.

(2) Chaojun Wang receives approximately $1,471 per month to reimburse Mr. Wang for tax liabilities.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Kalington, our operating subsidiary was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders. In addition, each employee is required to enter into an employment agreement. Accordingly, all our employees, including management, have executed our employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Chaojun Wang’s employment agreement provides for an annual salary of RMB 200,000 (approximately $29,411). Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

 For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition of Kalington, our operating subsidiary and controlled affiliate were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executive officers was determined by our shareholders.

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Action Industries, Inc. c/o Xingtai Longhai Wire Co., Ltd., No. 1 Jingguang Road, Neiqiu County, Xingtai City, Hebei Province, China, Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, we held one meeting of the Board of Directors and our Board of Directors acted by unanimous written consent on one occasion.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify a current or former director, officer, employee or agent of the Company, or a current or former director, officer, employee or agent of another enterprise serving in such capacity at the request of the Company, to the full extent permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance for any of the parties described in the preceding paragraph against any liability, cost, payment or expense, whether or not the Company would have the power to indemnify such person against such liability.

The Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

•	By the stockholders;

•	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

•	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

•	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

•
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

•	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Action Industries, Inc.
c/o Xingtai Longhai Wire Co., Ltd.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province, China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ACTION INDUSTRIES, INC.

Date: March 26, 2010	By:	/s/ Chaojun Wang
Chaojun Wang Chief Executive Officer